FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

Kerzner International Limited 6K

Regarding Projects in The Bahamas, Morocco and Dubai

The following provides updated information on projects undertaken by Kerzner International Limited (the "Company" or “Kerzner”) in The Bahamas, Morocco and Dubai.

In connection with Phase III of its expansion on Atlantis, Paradise Island in The Bahamas, the Company is nearing completion on Marina Village, a 75,000 square foot project including four new restaurants and retail space around the Atlantis Marina. Additional elements of Phase III include an approximately 500-room condo-hotel, which will be located adjacent to the approximately 600-room all-suite hotel at Atlantis, and Ocean Club Residences & Marina, an 88-unit ultra-luxury condominium and private marina project to be constructed at Ocean Club Estates, the residential development adjacent to the Ocean Club Golf Course. Phase III also includes a significant expansion of the convention facilities and the water attractions of Atlantis, Paradise Island. Having further advanced its design process, the Company has increased the budget for Phase III (exclusive of the Harborside at Atlantis timeshare projects, the condo-hotel, the Athol Island golf course and Ocean Club Residences & Marina) from approximately $650 million to approximately $725 million.

As previously announced, the Company expects the second phase of the Harborside at Atlantis expansion and the Ocean Club Residences & Marina project to cost approximately $60.0 million and $130.0 million, respectively. These projects are joint ventures and will be financed primarily against the pre-sales of units. Given the level of interest expressed in the Ocean Club Residences & Marina, the construction of this project has recently commenced. With regards to the condo-hotel, the Company expects to commence pre-sales of the condo-hotel units in June 2005 and start development once a sufficient level of pre-sales is achieved to enable the project to secure financing.

In connection with the planned destination casino resort in Morocco, the Company, as anticipated, has entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement ("SOMED") and Caisse de Dépôt et de Gestion ("CDG"), and related development and long-term management agreements. The agreements require each party to provide equity based on the initial estimate of total project cost of $230 million. Based on the current preliminary designs for the project, the budget is now anticipated to be approximately $300 million, although a more definitive figure will not be available until further detailed design work has been completed. The parties anticipate working together over the next several months to arrange additional debt and equity financing to fund the project. As a result of the budget increase, the need to arrange additional debt and equity financing and the additional design work required for the project, the Company expects that there will be material amendments of the project agreements and a postponement of the anticipated project schedule, so that construction is unlikely to commence in 2005 and the project will not be completed until 2008. No assurances can be given at this time that either the additional financing will be obtained or the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

In connection with the planned destination resort in Dubai, the Company and its joint venture partner, Istithmar PJSC (“Istithmar”), have recently agreed to a revised construction budget for Atlantis, The Palm, totaling approximately $1.2 billion. The increase of $100 million over the initial budget estimate will be funded by $25 million of additional Class A common stock of Kerzner Istithmar Limited, the project joint venture owner, to be subscribed by Kerzner and $25 million and $50 million, respectively, of Class A and Class B common stock of Kerzner Istithmar Limited to be subscribed by Istithmar. Construction is now anticipated to commence in the fourth quarter of 2005 with completion scheduled for the end of 2008, subject to delays if certain infrastructure projects on The Palm, Jumeirah, over which the Company and Kerzner Istithmar Limited have no control, are not completed on schedule by the local developer. Kerzner Istithmar Limited has received commitments of $700 million for a limited recourse loan facility from a consortium of banks, which facility is subject to negotiation of certain changes to the loan documentation necessary to reflect the delay in schedule and satisfaction of customary closing conditions. This loan facility is expected to close by the end of the second quarter of 2005.

The Company and Istithmar have also announced their intention to create a separate joint venture to construct condominium units to be located adjacent to Atlantis, The Palm. After development costs are repaid from sales of the condominium units, profits from the sale of condominiums will be applied to redeem, together with an agreed dividend, Istithmar's Class B common stock investment in Kerzner Istithmar Limited. Any such redemption will result in an increase in

Kerzner's equity interest in Kerzner Istithmar Limited from 25% of its expected total equity capital (taking into account that ultimately 50% of the equity capital will be in the form of Class B limited voting common stock that will be underwritten by Istithmar) to a maximum of 50% of the total equity capital of Kerzner Istithmar Limited. The financing of this condominium project is expected to be provided on a non-recourse basis based on pre-sales, so that if sufficient pre-sales are not made, the project will not go forward and the land will be available for the future development of Atlantis, The Palm.

Certain of the Company's Phase III and related projects in The Bahamas, and its projects in Morocco and Dubai remain subject to a number of conditions, including obtaining all necessary financing, as described above; issuance of all necessary government legislation, regulation and consents, all of which the Company expects to receive in due course; and, in the case of agreements not yet fully negotiated, completion of all necessary documentation.

This Form 6-K contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission. This Form 6-K should be read in conjunction with, and is qualified by, the Company's Annual Report of Form 20-F, which was filed on March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2005   KERZNER INTERNATIONAL LIMITED

                                          By: /s/John R. Allison
                                          Name: John R. Allison
                                          Title: Executive Vice President
                                                     Chief Financial Officer